345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

January 27, 2022

Christine Torney

Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strong Global Entertainment, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted
December 23, 2021
CIK No. 0001893448

Dear Ms. Torney and Mr. Vaughn:

On behalf of our client, Strong Global Entertainment, Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on December 23, 2021 (the “Amendment No. 1”) contained in the Staff’s letter dated January 18, 2022 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No. 2. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

January 27, 2022 Page 2

1.	We note your revisions in response to prior comment 4. Please file your supply contracts with AMC, IMAX and Cinemark as exhibits or provide us your basis for not filing them pursuant to Regulation S-K, Item 601(b)(10).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has determined that none of the supply contracts with AMC, IMAX and Cinemark (the “Agreements”) constitute a material contract under Item 601(b)(10) of Regulation S-K. Pursuant to Item 601(b)(10)(ii), a contract need not be filed if it is entered into in the ordinary course of a registrant’s business and does not fall within any of the exceptions set forth therein. The Company respectfully submits that all of the Agreements are of the type that ordinarily accompany the kind of business conducted by the Company and that subclauses (ii)(A), (C) and (D) are not applicable because these supply contracts do not involve any insider counter-parties, the sale of property, plant or equipment or material lease of property.

Under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless must be filed as exhibits under that Item if the agreement is one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” we note that the Commission has confirmed a narrow scope of the term “substantially dependent” as used in Item 601(b)(10) by the illustrative examples included in the Item, which identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. Clearly, the Agreements do not fall under clause (2) above as they do not involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent.

Clause (1) refers to a continuing contract under which the registrant either sells “the major part” of its products or services or purchases the major part of its goods, services or raw materials. Clause (1) above narrows the scope of contracts which fall within Item 601(b)(10)(ii)(B) by the use of the descriptive phrase “the major part” when referring to the products or services. The reference to “the major part” (emphasis added), not the more expansive language of “a” major part, establishes a significantly higher threshold for “substantially dependent”. The plain language of this provision thus would require that the Agreements call for the supply by the Company of “the major part” of its products and services to AMC, IMAX or Cinemark, which they do not. This is evidenced by the fact that revenues from AMC, IMAX and Cinemark each accounted for less than 10% of combined net revenue for the nine months ended September 30, 2021.

January 27, 2022 Page 3

Further, while the Commission has not adopted a clear, bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B), the regulatory history of the adoption of Item 601(b)(10) provides additional support for a narrow reading of the filing requirement. Several registrants have reviewed the regulatory history of Item 601(b)(10) and concluded that the filing requirement relates only to contracts of an “extraordinary nature” the loss of which would jeopardize the future viability of the company or affect the fundamental nature or structure of its business as a whole. See responses from AK Steel Corporation, November 6, 2002; Remington Oil and Gas Corporation, November 12, 2003; and Cray Inc., November 26, 2008. Additionally, SEC Release No. 33-3406 (1951) made an important distinction, carried into Item 601(b)(10), between “material contracts not made in the ordinary course of business” and a contract that “ordinarily accompanies the kind of business conducted” by the registrant. In the latter case, the Commission stated that only a contract made in the ordinary course of business that is “of an extraordinary nature” must be filed. While the Company’s relationship with AMC, IMAX and Cinemark are important to the business, the Agreements are contracts that “ordinarily accompanies the kind of business conducted” by the Company, and are not “of an extraordinary nature,” as the loss of any such Agreement would not jeopardize the future viability of the Company or affect its business as a whole.

Use of Proceeds, page 32

2.	Please revise to disclose here and in the risk factor on page 23 the estimated amount that you expect to spend in order to bring the Joliette Plan into compliance with certain codes and environmental permits.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 32 of the Amendment No. 2.

Description of Securities, page 71

3.	We note your revisions in response to prior comment 14 and reissue. We note that you refer shareholders to, in part, the applicable provisions of the BCBCA. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and changes in response to the Staff’s comment have been reflected in the Amendment No. 2 on page 71.

January 27, 2022 Page 4

Combined Financial Statements

Note 4. Inventory, page F-16

4.	Please address the following regarding your response to prior comment four:

●	Please revise Note 4 or Management’s Discussion and Analysis to quantify the percentage of your finished goods that reserved for impairment or obsolescence, and discuss the reasons this percentage is so high for the periods presented.
●	To the extent you continue to believe that a tabular rollforward of your inventory reserves is not necessary, revise to provide a narrative rollforward that separately quantifies the components for each period presented.

Response: The Company acknowledges the Staff’s comment and has revised Management’s Discussion and Analysis to quantify the percentage of its finished goods that reserved for impairment or obsolescence, and discuss the reasons this percentage is so high for the periods presented. In addition, the Company has revised Management’s Discussion and Analysis to provide a narrative rollforward that separately quantifies the components for each period presented. Changes in response to the Staff’s comment have been reflected in the Amendment No. 2 on pages 45 and 46. The Company plans to include a tabular rollforward of inventory reserves in future filings for periods that contain material changes to any of the components of the inventory reserve rollforward.

Please do not hesitate to contact Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Mitchell Nussbaum, Esq.
Loeb & Loeb LLP

Janeane Ferrari, Esq.
Loeb & Loeb LLP

Mark D. Roberson
Strong Global Entertainment, Inc.

Todd R. Major.
Strong Global Entertainment, Inc.